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                                              Filed pursuant to Rule 424(b)(3)
                                                 Registration Number 333-13219


                       WESTINGHOUSE ELECTRIC CORPORATION

                                      AND

                       INFINITY BROADCASTING CORPORATION

                        JOINT PROXY STATEMENT SUPPLEMENT

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                       WESTINGHOUSE ELECTRIC CORPORATION

                             PROSPECTUS SUPPLEMENT

     This Joint Proxy Statement/Prospectus Supplement ("Supplement") is being furnished to (i) the holders of Common Stock, par value $1.00 per share ("Westinghouse Common Stock"), of Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), in connection with the solicitation of proxies by the Board of Directors of Westinghouse (the "Westinghouse Board") for use at a Special Meeting of stockholders of Westinghouse to be held on December 10, 1996, and at any and all adjournments or postponements thereof (the "Westinghouse Special Meeting") and (ii) the holders of (a) Class A Common Stock, $.002 par value ("Infinity Class A Common Stock"), of Infinity Broadcasting Corporation ("Infinity"), and (b) Class B Common Stock, $.002 par value ("Infinity Class B Common Stock"), of Infinity in connection with the solicitation of proxies by the Board of Directors of Infinity for use at a Special Meeting of stockholders of Infinity to be held on December 10, 1996, and at any and all adjournments or postponements thereof (the "Infinity Special Meeting" and, together with the Westinghouse Special Meeting, the "Special Meetings").

     The Special Meetings are being held in connection with the Agreement and Plan of Merger dated as of June 20, 1996 (as amended, the "Merger Agreement") among Westinghouse, R Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Westinghouse ("Sub"), and Infinity, which provides for the merger (the "Merger") of Sub with and into Infinity, with Infinity surviving as a wholly owned subsidiary of Westinghouse. Subject to the terms and conditions of the Merger Agreement, each share of Infinity Class A Common Stock, Infinity Class B Common Stock and Class C Common Stock, $.002 par value, of Infinity outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by Westinghouse or Infinity, which will be canceled) will be converted into the right to receive 1.71 shares of Westinghouse Common Stock. Cash will be paid in lieu of any fractional shares of Westinghouse Common Stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT
          PROXY STATEMENT/PROSPECTUS SUPPLEMENT. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.

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        The date of this Joint Proxy Statement/Prospectus Supplement is
                               November 21, 1996.
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     This Supplement should be read in conjunction with the Joint Proxy
Statement/Prospectus dated October 22, 1996 relating to the Special Meetings (the "October Proxy Statement/Prospectus") and hereby supplements the October Proxy Statement/Prospectus as provided herein.

SPINOFF

     On November 13, 1996, Westinghouse announced that the Westinghouse Board had approved, subject to certain conditions, a plan to separate the industrial businesses of Westinghouse from its broadcasting businesses. This separation is expected to be effected by way of a tax-free spinoff (the "Spinoff") to stockholders of Westinghouse of a new company to be called Westinghouse Electric Company ("WELCO"). Also planned is a public offering of up to 20 percent of the common stock of Thermo King Corporation, Westinghouse's transport temperature control company ("Thermo King"), which will become a majority-owned subsidiary of WELCO.

     If the Spinoff is completed, shares of WELCO common stock ("WELCO Common Stock") will be distributed on a pro rata basis to the stockholders of record of Westinghouse Common Stock as of a date to be determined (the "Spinoff Record Date"). Assuming the Merger is consummated, stockholders of Infinity who continue to hold the shares of Westinghouse Common Stock received in the Merger at the Spinoff Record Date will receive shares of WELCO Common Stock on the same basis as all other Westinghouse stockholders.

     As currently contemplated, after the Spinoff, Westinghouse (the "Broadcasting Company") will consist primarily of CBS Inc., Group W Satellite Communications Company and Infinity (assuming consummation of the Merger), and WELCO will consist primarily of four business units: Thermo King, Power Generation, Energy Systems and Government Operations. Also, as currently contemplated, the Broadcasting Company will retain all debt obligations of the current Westinghouse as well as the approximately $1.8 billion tax net operating loss carryforward and WELCO will assume most of the unfunded pension obligations and other non-debt obligations generated by Westinghouse's industrial businesses in earlier years. For Westinghouse segment financial information, see Westinghouse's audited restated consolidated financial statements and notes thereto for the year ended December 31, 1995 included in Westinghouse's Current Report on Form 8-K filed September 19, 1996 and Westinghouse's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which were incorporated by reference into the October Proxy Statement/Prospectus, and copies of which can be obtained as provided therein.

     Headquarters for WELCO will be in Pittsburgh, Pennsylvania, the current home of Westinghouse. The Broadcasting Company will be headquartered in New York City. After the Spinoff, each company will have its own board of directors, officers and publicly traded stock. Michael H. Jordan will be Chairman and CEO of the Broadcasting Company, as well as non-executive Chairman of WELCO for a transitional period. A successor to Mr. Jordan as chief executive officer of WELCO is expected to be chosen prior to the Spinoff. Until the Spinoff, Mr. Jordan will continue to serve as Chief Executive Officer of both WELCO and the Broadcasting Company.

     Completion of the Spinoff is subject to a number of conditions, including a favorable ruling from the Internal Revenue Service that the transaction will not be taxable for U.S. federal income tax purposes to Westinghouse's stockholders or to Westinghouse and the registration of the WELCO Common Stock under the Securities Exchange Act of 1934. At the time of the Spinoff, Westinghouse stockholders will receive information with respect to the Spinoff and the businesses of the Broadcasting Company and WELCO, as well as financial information for each on a stand-alone basis. Westinghouse anticipates that it will take approximately nine months to formally separate the two companies, with the planned Thermo King public offering taking place prior to the formal separation.

     Notwithstanding the foregoing, there can be no assurance that the Spinoff will occur or as to the timing thereof. Moreover, if the Spinoff does occur, there can be no assurance that all of the assets, liabilities and contractual obligations will be transferable as currently contemplated, or that changes will not be made to the Spinoff plan.

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     Concurrent with the announcement of the Spinoff, Westinghouse announced its decision to divest its Security Systems businesses and restructure its Pittsburgh corporate headquarters and other industrial businesses to reduce WELCO's overhead and operating costs. The staffs of the corporate and industrial group headquarters and a number of administrative functions in the business units will be consolidated. Total personnel reductions will be approximately 1,100 (about five percent of WELCO's workforce, excluding its Government Operations employees). A one-time restructuring charge of approximately $125 million will be recognized by Westinghouse in the fourth quarter of 1996 to cover severance and related costs.

ANTITRUST UPDATE

     On November 12, 1996, the United States Department of Justice (the "DOJ") reached a settlement with Westinghouse and Infinity approving the Merger. Westinghouse and Infinity agreed to divest an Infinity radio station, WBOS(FM) in Boston, and a CBS radio station, WMMR(FM) in Philadelphia (together, the "Stations"), by the later of (i) May 12, 1997 and (ii) five business days after notice of entry of a final judgment with respect to the settlement, subject to an extension of up to 60 days at the sole discretion of the DOJ (the "Divestiture Period"). In the event that Westinghouse and Infinity fail to divest the Stations within the Divestiture Period, a trustee may be appointed to effect such divestitures. The terms of the settlement also prohibit Westinghouse from acquiring any assets or other interests (except a five percent or less equity interest) in any additional radio stations in the Boston and Philadelphia markets without 30 days prior written notice to the DOJ. The settlement is subject to approval of the United States District Court for the District of Columbia (the "Court"). As required by applicable law, the related consent decree will be published in the Federal Register and be subject to written comments during a 60 day comment period. There can be no assurance, however, that the Court will approve the settlement or that the DOJ will not withdraw its consent. Notwithstanding the foregoing Westinghouse and Infinity are permitted to close the Merger prior to expiration of the comment period and prior to approval of the settlement by the Court, subject to and upon recipt of FCC approval.

FCC UPDATE

     On November 15, 1996, Westinghouse filed with the FCC an amendment to its July 22, 1996 application for consent to transfer control of the several broadcast licensee subsidiaries of Infinity. The amendment reported the settlement with the DOJ and the required Station divestitures.

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     Enclosed for your convenience is a duplicate proxy card. If you have not already voted or would like to change your vote, please complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. For Westinghouse stockholders, if Westinghouse receives the enclosed proxy card, duly executed and dated, prior to the Westinghouse Special Meeting, any proxy previously granted by such stockholder will be, without further action, revoked. For Infinity stockholders, if Infinity receives the enclosed proxy card, duly executed and dated, prior to the Infinity Special Meeting, any proxy previously granted by such stockholder will be, without further action, revoked. Any proxy previously granted to Westinghouse or Infinity, as applicable, may also be revoked by delivering written notice of revocation to the Secretary of Westinghouse or Infinity, as applicable, prior to the time voting is declared closed or by attending the relevant Special Meeting and voting in person.

     IF YOU HAVE ALREADY RETURNED A PROXY CARD AND DO NOT WISH TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

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     For Westinghouse stockholders, if you have any questions or require an additional copy of the October Proxy Statement/Prospectus, please contact Westinghouse at (412) 244-2300. For Infinity stockholders, if

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you have any questions or require an additional copy of the October Proxy
Statement/Prospectus, please contact Infinity at (212) 314-9200.

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     As of November 18, 1996, Infinity's principal executive offices are located at 40 West 57th Street, New York, New York 10019, and its telephone number is
(212) 314-9200.

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     This Supplement and the accompanying proxy card are being mailed to stockholders of Westinghouse and Infinity on or about November 22, 1996.

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